UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GLOBAL MUSIC INTERNATIONAL, INC.

(Name of Issuer)

Common stock, par value $.0001

(Title of Class of Securities)

37945F106

(CUSIP Number)

Corinne Fallacaro

20 Old Stagecoach Road, Redding, CT 06896

(203) 938-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37945F106

1.	Name of Reporting Persons Corinne Fallacaro I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	Sec Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 17,000,000 8. Shares Voting Power n/a 9. Sole Dispositive Power same as above 10. Shared Dispositive Power n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 79.2%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 37945F106

Item 1. Security and Issuer.

This statement relates to the common stock, $.0001 par value per share (the “Common Stock”) of Global Music International, Inc., a Florida corporation (“Global”). The principal executive office is located at 20 Old Stagecoach Road, Redding, CT 06896

Item 2. Identity and Background.

This statement is being filed on behalf of Corinne Fallacaro who resides in the United States (the “Reporting Person”). The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On April 18, 2005, a Registration Statement on Form SB-2 filed on behalf of Global was declared effective by the Securities and Exchange Commission. As a result, Global became a fully reporting company under the Securities Exchange Act of 1934, as amended. Since the Reporting Person disclosed herein acquired more than five percent of the common stock prior to the effective date, she automatically became a Reporting Person on the effective date of the Registration Statement. The shares were acquired for valid consideration as founders’ shares at the time of Global’s formation.

Item 4. Purpose of the Transaction

The shares were originally acquired by the Reporting Person as a founder of Global and all of the shares reported herein have been registered in the SB-2 Registration Statement. Since the Reporting Person is considered to be a “control person” she will be subject to the volume limitations set forth in Rule 144 of the Securities Act of 1933, as amended. The Reporting Person will only be able to sell during any quarter, the greater of one percent (1%) of the total outstanding shares or the average weekly reported trading volume of the common stock for the four calendar weeks prior to the proposed date of sale subject to compliance with Rule 144. The Reporting Person has filed an initial beneficial ownership statement on Form 3.

Item 5. Interest in Securities of the Issuer

(a)	At the effective date of the Registration Statement on Form SB-2, there were 21,457,000 shares of Global’s common stock issued and outstanding and accordingly, Corinne Fallacaro will have 79.2% outstanding

(b)	Corinne Fallacaro has the sole power to vote and dispose of all shares she beneficially owns.

(c)	None.

(d)	Not applicable

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CUSIP No. 37945F106

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of April 18, 2005, the Reporting Person served as an officer and director of Global in addition to having the beneficial ownership of the shares described herein. The Reporting Person is subject to the volume limitations of Rule 144 when it comes to selling any of her shares in an unsolicited broker’s transaction. Global has also issued a promissory note in the amount of $1.5 million to the Reporting Person set forth herein. The note pays interest at 6% per annum and is payable upon demand and is secured by all of our assets. The note was issued as consideration for the transfer of assets represented by a Bill of Sale to Global. Other than agreeing to serve in these fiduciary capacities, there are no other arrangements, understandings or relationships with respect to the securities of Global.

Item 7. Material to be Filed as Exhibits

There are no applicable exhibits required to be filed herewith.

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CUSIP No. 37945F106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2005	/s/ Corinne Fallacaro
Corinne Fallacaro
CEO, President and Director

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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